Aaron Kleiner, CEO, Director. From 1995-present, Mr. Kleiner has served as the Co-founder, Vice-Chairman and Chief Financial Officer of Kurzweil Technologies, Inc. From 1996-1998, he served as Co-founder, Vice-Chairman and Chief Financial Officer of Kurzweil Educational Systems, Inc. From 1982-1995, he served as Vice Chairman, Co-Founder and Director, of Kurzweil Applied Intelligence, Inc. (currently owned by Nuance Corp.). From 1982-1990, he was Vice Chairman, Co-Founder, and Director, of Kurzweil Music Systems, Inc. (currently owned by Hyundai). From 1973-1982, he was Executive Vice President, Co-Founder, Xerox Imaging Systems (formerly Kurzweil Computer Products, Inc. and now Nuance Corp.). He is a former member of the Board of Directors, of Netegrity, Inc., a NASDAQ listed Company sold to Computer Associates for $430 million and is a Co-Founder and past Chairman, of the MIT Enterprise Forum of Cambridge, Inc. Mr. Kleiner has taught business and management courses at the college level. His awards and honors include: 1989 MIT's Salute to Founder Award; "recognizing alumni who founded companies in Massachusetts that have made significant contributions to the economy of Massachusetts and the nation"; 1988 MIT Alumni Association's Harold E. Lobdell Distinguished Service Award; and 2005 MIT's Monososson Prize for Entrepreneurship Mentoring which " honors those who counsel and guide the business pioneers who are blazing new pathways in entrepreneurship".



Education: 1970 Massachusetts Institute of Technology Sloan School of Management, Cambridge, MA, BS and MBA